

July 2, 2009

Mr. Thomas W. Stoelk
Vice President and Chief Financial Officer
Superior Well Services, Inc.
1380 Rte. 286 East, Suite #121
Indiana, PA 15701

      Re: **Superior Well Services, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed March 13, 2009
            Form 10-Q for the Fiscal Quarter Ended March 31, 2009
            Filed May 11, 2009
            File No. 000-51435

Dear Mr. Stoelk:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 25

1.   We note that you present an EBITDA measure and a corresponding reconciliation of it to net income, along with other associated disclosures. However, your reconciliation and definition of EBITDA presented includes an additional adjustment for noncash stock compensation expense, the inclusion of which does not conform to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please revise your disclosure to reflect the proper measure for EBITDA, or revise your disclosure to more accurately depict the non-GAAP measure you are presenting.

Note 2 – Summary of Significant Accounting Policies, page 58

Goodwill and Intangible Assets, page 61

2.   Considering the increase in your goodwill during 2008, in the interest of providing readers with a better insight into your judgments in accounting for goodwill, please consider disclosing the following in future filings:

   • Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why you selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

   • How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

   • A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

   • How the assumptions and methodologies used for valuing goodwill in the current period have changed since the prior periods, highlighting the impact of any changes.

Note 10 – Business Segment Information, page 74

3.   We note your disclosure indicating that, following your acquisition of Diamondback in 2008, your operations consist of two reportable operating segments: (i) Technical Services, and (ii) Fluid Logistics. However, other disclosures throughout your filing make it unclear as to whether your operations

consist of more than two, and possibly different types of, operating segments. In this regard, we note in your disclosures in MD&A, page 29, under the heading "How We Evaluate Our Operations," that one of the primary ways you evaluate the performance of your services is with "operating income per operating region," of which there are five: (i) Appalachian, (ii) Southeast, (iii) Mid-Continent, (iv) Rocky Mountain, and (v) Southwest. You further state, "The operating income generated in each of our operating regions is an important part of our operational analysis. We monitor operating income separately for each of our operating regions and analyze trends to determine our relative performance in each region. Our analysis enables us to more efficiently allocate our equipment and field personnel among our various operating regions…" We also note that, on page 32, you disclose further discrete financial information pertaining to revenues of each of your operating regions.

To help us understand your segment reporting, please tell us how the identification of your operating segments complies with the guidance of SFAS 131, paragraphs 10 through 15. To the extent you have more than two operating segments, explain why you believe your current reporting complies with SFAS 131. In this regard, explain why you believe aggregation of your operating segments into two reportable segments is appropriate. As part of your response, please provide a reasonably detailed explanation of how you have considered the aggregation criteria of SFAS 131, paragraph 17. Additionally please tell us what consideration you gave to the disclosure requirements of paragraph 26(a) of SFAS 131.

Controls and Procedures, page 77

4.   Please revise your disclosure to provide the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your *disclosure controls and procedures*, as of the end of the period covered by the report, based on their evaluation of these controls and procedures. Refer to Item 307 of Regulation S-K. We note the disclosure you provide in that regard in your most recent filing on Form 10-Q.

5.   In that regard, make clear whether they concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Definitive Proxy Statement on Schedule 14A filed April 1, 2009

6.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Mr. Thomas W. Stoelk
Superior Well Services, Inc.
July 2, 2009
Page 4

Annual Cash Incentive, page 26

7.   We note that performance exceeded the maximum performance level metric for
        all four financial performance targets in 2008, but that you do not disclose such
        targets. Please disclose the actual quantitative targets used to determine such
        compensation. To the extent you believe disclosing the targets would result in
        competitive harm such that the targets could be excluded properly under
        Instruction 4 to Item 402(b) of Regulation S-K, provide on a supplemental basis a
        detailed explanation supporting your conclusion. Please also note that to the
        extent disclosure of the quantitative or qualitative performance-related factors
        would cause competitive harm, you are required to discuss how difficult it will be
        for you to achieve the target levels. See Instruction 4 to Item 402(b) of
        Regulation S-K and Question 118.04 of the Regulation S-K Compliance and
        Disclosure Interpretations.

Director Compensation, page 41

8.   Please disclose the grant date fair value of each stock award computed in
        accordance with FAS 123R.

9.   Disclose the aggregate number of stock awards outstanding at fiscal year end held
        by each of your directors, as required by the Instruction to Item 402(k)(2)(iii) and
        (iv).

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 2 – Summary of Significant Accounting Policies, page 5

Goodwill and Intangible Assets, page 9

10.   We note in your disclosure that, for the three months ended March 31, 2009, you
        state, "…the fair value of our reporting units exceeded their carrying amount, thus
        no impairment charge was recorded." This appears to imply that an impairment
        test was conducted during the first quarter of 2009. However, it is unclear
        whether such impairment test performed, if any, was your recurring annual
        impairment test, or an additional impairment test, due to the presence of potential
        indicators of impairment. Please tell us whether an impairment test was
        performed and, if so, whether it was your recurring annual impairment test or an
        additional impairment test, and what potential impairment indicators were present
        that you considered. Additionally, in the future, please also disclose the date on
        which your annual impairment test is performed, and clearly indicate whether any
        additional impairment test was performed between annual impairment tests and
        why, identifying all potential indicators of impairment considered.

We also note that, during the period subsequent to the filing of your most recent Form 10-Q, your net book value has been substantially in excess of your market capitalization. To the extent that this condition exists at any future reporting date, please include detailed discussion of how you considered this factor, as well as any other indicators of impairment, in determining whether an impairment test was necessary between annual impairment tests.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue, at (202) 551-3579, Timothy S. Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3745, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director